UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL

OMB Number: 3235-0359

Expires: March 31, 2021

Estimated average burden hours per response. . . . . .1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: October 31, 2020
2. State identification Number:
AL 48439	AK	AZ 71122	AR 60031765	CA 153258	CO IC2006-29-973
CT 1079871	DE 72642	DC 60053267	FL	GA SC-MF-0048897	HI
ID 73355	IL 60017858	IN FCS - P - 002401	IA I-88541	KS 2014S0001458	KY 60026698
LA 158513	ME 10043649	MD	MA	MI 990918/973450	MN R-47863.8
MS 60066917	MO R2014-906	MT	NE 97652	NV	NH MF14-0083477
NJ MF-13099	NM 49663	NY S33-51-49	NC 26267	ND BX673	OH BE1958451
OK SE-2217243	OR 2014-494	PA 2005-07-040MF	RI	SC MF20654	SD
TN RN2019B-1669	TX C 107301	UT 007-2829-03	VT	VA 146434	WA 60067674
WV 82663	WI 700307	WY 24269	PUERTO RICO
Other (specify): GU: GU2014-9554
3. Exact name of investment company as specified in registration statement: Navigator Sentry Managed Volatility Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 80 Arkay Drive, Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

/MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF

THE INVESTMENT COMPANY ACT OF 1940

January 4, 2021

We, as members of management of Navigator Sentry Managed Volatility Fund, (the “Fund”), a series of shares of beneficial interest in Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of October 31, 2020 and from April 30, 2020 through October 31, 2020.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2020 and from April 30, 2020 through October 31, 2020, with respect to securities reflected in the investment account of the Fund.

/s/ Kevin Wolf

Kevin Wolf, President, Northern Lights Fund Trust

/s/ Jim Colantino

James Colantino, Treasurer, Northern Lights Fund Trust

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Trustees of Northern Lights Fund Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Navigator Sentry Managed Volatility Fund (the “Fund”), a series of shares of beneficial interest in Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of October 31, 2020. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the “specified requirements”). Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of October 31, 2020:

•	Confirmation of all securities held by institutions in book entry form at Pershing LLC (the “Custodian”);

•	Reconciliation of all such securities to the books and records of the Fund and Custodian; and

•	Rollforward of cash activity in the Custodian account from April 30, 2020 (date of the last examination) through October 31, 2020.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Navigator Sentry Managed Volatility Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2020, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
January 4, 2021